

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 3, 2019

Shmuel Hess
Chief Executive Officer
Enlivex Therapeutics Ltd.
14 Einstein Street
Nes Ziona
Israel 7403618

  Re: Enlivex Therapeutics Ltd.
    Registration Statement on Form F-3
    Filed June 28, 2019
    File No. 333-232413

Dear Mr. Hess:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Ada D. Sarmento at 202-551-3798 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Healthcare & Insurance

cc: Robert L. Grossman, Esq.